Exhibit 99.1
ArcelorMittal reports third quarter 2025
Luxembourg, November 6, 2025 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2025.
3Q 2025 key highlights:
Safety focus: Protecting employee health and safety is a core value of the Company. LTIF rate of 0.76x in 3Q 2025. In the first year of our three-year safety transformation program, the whole Company is working to build strong foundations for ‘one safety culture’ across the Group
Resilient operating results at the bottom of the cycle: 3Q 2025 EBITDA of $1.5bn, with a margin of $111/tonne continuing to show improvement vs. prior cycles reflecting the benefits of (i) asset optimization, (ii) regional and end market diversification, and (iii) strategic growth investments (including another record quarterly iron ore production and shipments from Liberia). Net income of $0.4bn in 3Q 2025 (EPS of $0.50/sh). Adjusted net income of $0.5bn (adjusted EPS of $0.62/sh) in 3Q 20254
Financial strength maintained: Net debt increased to $9.1bn at the end of the quarter (gross debt of $14.9bn and cash and cash equivalents of $5.7bn as of September 30, 2025) from $8.3bn as of June 30, 2025 due largely to working capital investment ($0.4bn) and M&A investing activities ($0.3bn)9. Following the normal seasonal pattern, the 9M'25 investment in working capital of $1.9bn is expected to unwind in 4Q 2025, supporting a strong free cash flow outlook. Liquidity remains at a robust $11.2bn7
Cash flow being reinvested for growth: Over the past 12 months, the Company has generated investable cash flow6 (net cash provided by operating activities less maintenance/normative capex) of $1.5bn. Over the same period, the Company has invested $1.2bn in strategic capex projects to enhance long-term EBITDA capacity, returned $0.8bn to shareholders via dividends/buybacks, and deployed $0.2bn to M&A
Outlook
Encouraging EU trade policy momentum to restore fair competition: The European Commission presented on October 7, 2025, a new trade tool for the steel sector to restore the industry to healthy capacity utilization. Together with an effective Carbon Border Adjustment Mechanism (CBAM) this can provide the foundation for our European business to earn its cost of capital
Positive on medium/long term outlook: Through its global asset portfolio, ArcelorMittal is uniquely positioned to capture the anticipated growth in steel demand over the medium/long-term; including the steel required for the transition to new energy and mobility systems, infrastructure development and modernization, and defense
Organic growth: The Group's strong financial position (positive FCF outlook for 2025 and beyond) enables the consistent funding of organic growth projects to support future profitability and investable cash flow. The Group‘s high return strategic growth projects, together with the impact of recent M&A, are expected to increase future EBITDA potential by $2.1bn6 including $0.7bn and $0.8bn targeted in 2025 and 2026, respectively
Consistent shareholder returns: In addition to its base dividend ($0.55/sh, paid in 2 equal instalments), the Company will continue to return a minimum of 50% of post-dividend annual free cash flow to shareholders. Since September 20205, the Company has used buybacks to reduce its fully diluted shares outstanding by 38%10. So far in 2025, the Company has repurchased 8.8m shares at a total cost of $262m. The Company plans to cancel the majority of the 92.3m shares currently held in treasury before year-end

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Sales	15,657	15,926	15,196	46,381	47,727
Operating income	544	1,932	663	3,301	2,781
Net income attributable to equity holders of the parent	377	1,793	287	2,975	1,729
Adjusted net income attributable to equity holders of the parent[4]	474	1,005	488	2,284	1,922
Basic earnings per common share (US$)	0.50	2.35	0.37	3.90	2.18
Adjusted basic earnings per common share (US$)[4]	0.62	1.32	0.63	2.99	2.42

Operating income/tonne (US$/t)	40	140	50	81	68
EBITDA	1,508	1,860	1,581	4,948	5,399
EBITDA/tonne (US$/t)	111	135	118	121	133

Crude steel production (Mt)	13.6	14.4	14.8	42.8	43.9
Steel shipments (Mt)	13.6	13.8	13.4	41.0	40.7
Total Group iron ore production (Mt)	12.1	11.8	10.1	35.7	29.8
Iron ore production (Mt) (AMMC and Liberia only)	8.5	8.3	6.6	25.2	19.0
Iron ore shipment (Mt) (AMMC and Liberia only)	8.2	9.9	6.3	26.1	18.8

Weighted average common shares outstanding (in millions)	761	762	778	763	794
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
“It is a year since we embarked on our three-year safety transformation program. There is strong engagement across the Group that is reflected in visible progress on a number of key performance indicators. I am conscious we have more to do, and all businesses are fully aware of the imperative of continuing to implement their bespoke safety roadmaps.

Turning to financial performance, the Company reported resilient results in what is typically a seasonally weak quarter. The underlying strength of the business is again evident in the structurally higher margins delivered over the first nine months of the year.

Perhaps the most significant development during the quarter was the European Commission’s proposal of strengthened trade measures. Once enacted, this will support the European steel industry’s ability to improve capacity utilization, improve profitability, and invest with confidence for the future. We now hope for swift approval and implementation of the proposal, as well as supportive revisions to the Carbon Border Adjustment Mechanism.

Supported by a strong balance sheet, we continue to evolve the business towards higher return on capital, focusing strategic capex on low-cost, added-value markets and exiting higher-cost businesses. The energy transition also represents an attractive opportunity for ArcelorMittal – and we recently launched a revolutionary, low-carbon, all-in-one insulated steel roof integrating solar cells.

While markets are challenging and tariff-related headwinds persist, we are seeing signs of stabilization and are optimistic on the outlook for our business in 2026, when we will benefit from more supportive industry policies in key markets.”

Safety and sustainable development
Health and safety:
Protecting employee health and safety is a core value of the Company. LTIF rate of 0.76x in 3Q 2025 (vs 0.68x in 2Q 2025 and 0.88x in 3Q 2024).
The Company is completing the first year of its three-year safety transformation program, which supports ArcelorMittal's journey to be a zero fatality and zero serious injury company. The first year is focused on building the foundation for improvement across the business.
Key updates in 3Q 2025 include:
•Continuing to strengthen the three lines of assurance, a new tool has been adopted globally to track the level 2 audits and to ensure consistent audit methodology across the Group. More than 30 level 2 audits have been completed so far this year with level 3 audits also now underway
•To improve contractor safety management, a new fatality prevention standard for contractors will be launched across the Group in 4Q 2025; all segments will need to complete a full self-assessment within 6 months
•The first process safety management (PSM) pilots (coke plant, sinter plant, DRI and EAF) have commenced. These are ongoing to implement best-in-class PSM at our assets. The learnings are being shared across the group
All of these actions will provide a strong foundation for “one safety culture,” underpinned by enhanced governance and assurance across all operations.
Own personnel and contractors – Lost time injury frequency rate

	3Q 25	2Q 25	3Q 24	9M 25	9M 24
North America	0.14	0.29	0.43	0.20	0.26
Brazil	0.21	0.39	0.33	0.30	0.20
Europe	1.50	1.23	1.47	1.30	1.25
Sustainable Solutions	2.18	1.26	1.23	1.54	1.06
Mining	0.21	0.11	0.14	0.18	0.15
Others	0.70	0.54	1.20	0.53	0.80
Total	0.76	0.68	0.88	0.68	0.68
Sustainable development highlights:
•European Commission acted decisively on the Steel and Metals Action plan with the trade quota proposal. The proposal for a new trade tool would limit the volume of low-priced imports arriving in the EU, reducing import market share to approximately half of recent levels, supporting a recovery in domestic capacity utilization rates to more viable levels. It is now imperative that it is implemented as swiftly as possible. Before year end, the European Commission will make a proposal on improvements to the carbon border adjustment mechanism which are required to close the major loopholes in the current system. In addition, of critical importance is visibility of industry access to competitive energy. At that point, the Company will be able to review its investment priorities in its Europe segment. The new 1.1Mt EAF in Gijon and EAF expansion to 1.6Mt in Sestao continue to progress on track.
•ArcelorMittal is capturing demand from the energy transition with new products: ArcelorMittal has inaugurated its Helioroof® production line in Contrisson, France, reflecting ArcelorMittal’s ability to capture demand from sustainable construction. Helioroof® is an innovative roofing product which combines steel roofing panels, thermal insulation and solar cells while also delivering a carbon footprint that is 25% lower than traditional insulated steel roofs.
Analysis of results for 3Q 2025 versus 2Q 2025
Sales decreased by 1.7% to $15.7 billion in 3Q 2025 as compared to $15.9 billion in 2Q 2025 primarily due to seasonally lower shipments.
EBITDA in 3Q 2025 decreased to $1,508 million as compared to $1,860 million in 2Q 2025, primarily due to seasonally lower steel shipments in Europe, lower steel prices in Brazil, lower iron ore shipment volumes in the Mining segment (normalization following exceptionally higher shipments in the prior quarter) partially offset by an improvement in the North America segment reflecting the consolidation of ArcelorMittal Calvert (following the acquisition of Nippon Steel’s 50% stake in AM/NS Calvert).
Operating income of $0.5 billion in 3Q 2025 (including exceptional charges of $97 million for the purchase price adjustment related to the acquisition of Nippon Steel's 50% stake in AM/NS Calvert) was lower as compared to $1.9 billion in 2Q 2025 (which was positively impacted by $1.0 billion of net exceptional items and impairments)2,3 for the reasons discussed above.
Net income decreased to $377 million in 3Q 2025 as compared to $1,793 million in 2Q 2025. Adjusted net income was $474 million in 3Q 2025 as compared to $1,005 million in 2Q 2025, with adjusted basic earnings per common share of $0.62 in 3Q 2025 as compared to $1.32 for 2Q 20254. Adjusted net income in 3Q 2025 was lower primarily due to lower operating income and lower foreign exchange gains ($21 million in 3Q 2025 as compared to $130 million in 2Q 2025).
Net cash provided by operating activities during 3Q 2025 amounted to $751 million, lower as compared to $1,416 million in 2Q 2025 largely due to $0.4 billion investment of working capital in 3Q 2025 as compared to a working capital release of

$0.2 billion in 2Q 2025. Capex for 3Q 2025 was higher at $1,237 million (including $0.4 billion spent on strategic growth projects and $0.1 billion for decarbonization spend) as compared to $886 million in 2Q 2025. Capex for 2025 remains guided at $4.5–$5.0 billion, including $1.4–$1.5 billion for strategic growth and $0.3–$0.4 billion for decarbonization projects.
Free cash outflows of $0.5 billion and $0.2 billion Votorantim first instalment of settlement payment9 led to an increase in net debt to $9.1 billion on September 30, 2025, as compared to $8.3 billion on June 30, 2025.

Analysis of operations
North America

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Sales	3,311	3,102	2,762	9,290	9,271
Operating income	28	1,848	229	2,226	1,152
Depreciation	(175)	(152)	(129)	(452)	(378)
Exceptional items	(97)	1,742	—	1,645	—
EBITDA	300	258	358	1,033	1,530
Crude steel production (Kt)	1,662	2,034	1,652	5,951	5,655
- Flat shipments (Kt)	2,173	1,995	1,960	6,275	6,070
- Long shipments (Kt)	538	664	540	1,870	1,925
Steel shipments (Kt)	2,615	2,531	2,408	7,789	7,672
Average steel selling price (US$/t)	1,102	1,002	955	1,002	1,014
Crude steel production in 3Q 2025 declined by 18.3% to 1.7Mt as compared to 2.0Mt in 2Q 2025. Mexico operations were impacted by the shutdown for preventive maintenance of the blast furnace in the Long products business for a majority of the quarter with an expected restart by year end. The Flat products business was impacted by an unplanned outage at Lazaro Cardenas DRI plant on August 18, 2025. The DRI plant is expected to resume full operations by the end of November 2025. The incremental impact on shipments in 3Q 2025 was limited to 0.25Mt, partly mitigated by purchasing semis and HBI (Hot Briquetted Iron) from Texas and liquidation of inventory. Following the consolidation of Calvert, steel shipments increased 3.3% as compared to 2Q 2025.
Sales in 3Q 2025 increased by 6.7% to $3.3 billion, as compared to $3.1 billion in 2Q 2025.
Operating income in 3Q 2025 was $28 million (including exceptional charge of $97 million for the purchase price adjustment related to the acquisition of Nippon Steel's 50% stake in AM/NS Calvert) as compared to $1.8 billion 2Q 2025 (which included a $1.7 billion exceptional gain from the acquisition of Nippon Steel’s 50% stake in AM/NS Calvert).
EBITDA in 3Q 2025 increased to $300 million as compared to $258 million in 2Q 2025, with the Calvert consolidation more than offsetting the impacts of Mexico planned and unplanned outage costs (approximately $90m).

Brazil

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Sales	2,807	2,816	3,218	8,271	9,512
Operating income/(loss)	210	(137)	414	379	1,041
Depreciation	(91)	(91)	(83)	(267)	(265)
Exceptional items	—	(453)	—	(453)	—
EBITDA	301	407	497	1,099	1,306
Crude steel production (Kt)	3,595	3,540	3,842	10,714	11,013
- Flat shipments (Kt)	2,289	2,334	2,464	6,680	7,042
- Long shipments (Kt)	1,257	1,176	1,335	3,553	3,611
Steel shipments (Kt)	3,530	3,498	3,787	10,186	10,604
Average steel selling price (US$/t)	739	747	787	753	830
Sales were broadly stable at $2.8 billion in 3Q 2025 as compared to 2Q 2025. Sales in local currency terms decreased during the quarter as average steel selling prices in the domestic market (as well as for exports) were lower, offset in part by the appreciation of the Brazilian real by 4%.
Operating income was $210 million in 3Q 2025 as compared to an operating loss in 2Q 2025 of $137 million (which included an exceptional charge of $453 million mainly related to the settlement of the dispute related to the purchase price of Votorantim's long business in Brazil9). Without this exceptional item, operating income in 3Q 2025 declined due to a negative price cost effect.
EBITDA in 3Q 2025 decreased by 26.2% to $301 million as compared to $407 million in 2Q 2025 for the reasons discussed above.

Europe

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Sales	7,186	7,653	7,141	22,057	22,810
Operating income	233	150	12	473	275
Depreciation	(280)	(283)	(281)	(843)	(823)
Impairment items	—	(194)	(36)	(194)	(36)
Exceptional items	—	—	(74)	—	(74)
EBITDA	513	627	403	1,510	1,208
Crude steel production (Kt)	7,251	7,530	7,870	22,768	23,515
- Flat shipments (Kt)	5,073	5,239	4,897	15,730	15,405
- Long shipments (Kt)	1,931	2,073	1,907	6,115	6,050
Steel shipments (Kt)	7,001	7,305	6,803	21,834	21,446
Average steel selling price (US$/t)	915	926	915	891	930
Crude steel production in 3Q 2025 declined by 3.7% to 7.3Mt as compared to 7.5Mt in 2Q 2025 primarily due to seasonality. During the quarter, the Dunkirk BF4 was restarted following its reline in 2Q 2025.
Sales in 3Q 2025 declined by 6.1% to $7.2 billion as compared to $7.7 billion in 2Q 2025, primarily due to a 4.2% decline in steel shipment volume and 1.2% decrease in average steel selling prices. 3Q 2025 steel shipments were 2.9% higher year-on-year, reflecting a 3.6% increase in Flat product shipments whilst Long product shipments increased 1.3%.
Operating income in 3Q 2025 was $233 million as compared to $150 million in 2Q 2025 (which included impairments of $194 million related to the disposal of Zenica and Prijedor in Bosnia).

EBITDA in 3Q 2025 of $513 million was 18.2% lower as compared to $627 million in 2Q 2025, primarily due to seasonally lower steel shipments and lower average steel selling prices.
Sustainable Solutions

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Sales	2,596	2,725	2,542	7,901	8,322
Operating income	38	77	17	152	98
Depreciation	(63)	(51)	(38)	(164)	(122)
EBITDA	101	128	55	316	220
Sales in 3Q 2025 decreased by 4.7% to $2.6 billion as compared to $2.7 billion in 2Q 2025.
Operating income in 3Q 2025 was $38 million as compared to $77 million in 2Q 2025.
EBITDA in 3Q 2025 of $101 million was 21.8% lower as compared to $128 million in 2Q 2025, primarily due to seasonally lower business activity in Europe offset in part by improved EBITDA contribution from the ramp-up of the India renewables project (operating at >90% of target plant load and contributing $30 million EBITDA, in line with targeted profitability).
Mining

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Sales	732	857	589	2,324	1,959
Operating income	142	196	128	591	524
Depreciation	(67)	(66)	(65)	(200)	(196)
EBITDA	209	262	193	791	720
Iron ore production (Mt)	8.5	8.3	6.6	25.2	19.0
Iron ore shipment (Mt)	8.2	9.9	6.3	26.1	18.8
Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.
Sales in 3Q 2025 decreased by 14.6% to $732 million as compared to $857 million in 2Q 2025, primarily due to 16.0% lower iron ore shipments, offset in part by a 4.5% increase in iron ore reference prices.
Iron ore production in 3Q 2025 marginally increased to 8.5Mt as compared to 8.3Mt in 2Q 2025. 3Q 2025 shipment and production in Liberia reached a record level driven by operational improvements and continued ramp up of the phase 2 project. Liberia remains on track to meet its FY 2025 targets and expects to deliver 10Mt in shipments and achieve its EBITDA target of $0.2 billion.
Iron ore shipments decreased by 16.0% in 3Q 2025 as compared to 2Q 2025. 2Q 2025 volumes were supported by the catch-up shipment of ~2Mt product that had accumulated at Port Cartier (AMMC) during the rehabilitation of the wharf.

Operating income in 3Q 2025 decreased to $142 million as compared to $196 million in 2Q 2025, driven by lower iron ore shipments and higher freight costs, offset in part by higher iron ore reference prices.
As a result, EBITDA in 3Q 2025 of $209 million was 20.2% lower as compared to $262 million in 2Q 2025.

India and JVs
Income from associates, joint ventures and other investments was lower in 3Q 2025 at $131 million, as compared to $199 million in 2Q 2025, reflecting a lower net income of AMNS India (as lower deferred tax income) as well as the loss of equity income contribution from AM/NS Calvert following its consolidation from June 18, 2025.
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers AMNS India (60% equity interest) joint venture to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of its operational performance and value to the Company.
AMNS India

(USDm) unless otherwise shown	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Production (Kt) (100% basis)	1,832	1,827	1,743	5,343	5,594
Shipments (Kt) (100% basis)	1,939	1,775	1,887	5,596	5,795
Sales (100% basis)	1,496	1,489	1,537	4,433	4,932
EBITDA (100% basis)	217	200	162	518	711
Sales in 3Q 2025 were stable at $1.5 billion as compared to 2Q 2025, primarily due to a 9.3% increase in steel shipments volumes, partially offset by the decrease in average steel prices.
EBITDA during 3Q 2025 increased by 8.6% to $217 million as compared to $200 million in 2Q 2025, driven primarily by higher shipment volumes.
Other recent development
•On September 30, 2025, ArcelorMittal announced the issuance of €650,000,000 3.250 per cent notes due 30 September 2030. The notes were issued under ArcelorMittal’s wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes and refinancing existing indebtedness.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Sept 30, 2025	Jun 30, 2025	Dec 31, 2024
ASSETS
Cash and cash equivalents	5,733	5,443	6,484
Trade accounts receivable and other	4,504	4,628	3,375
Inventories	18,924	19,126	16,501
Prepaid expenses and other current assets	3,205	3,576	3,022
Assets held for sale[8]	166	199	—
Total Current Assets	32,532	32,972	29,382

Goodwill and intangible assets	5,134	5,343	4,453
Property, plant and equipment	40,297	39,621	33,311
Investments in associates and joint ventures	10,338	10,668	11,420
Deferred tax assets	8,648	8,586	8,942
Other assets	1,818	1,688	1,877
Total Assets	98,767	98,878	89,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	4,377	3,173	2,748
Trade accounts payable and other	12,108	12,741	12,921
Accrued expenses and other current liabilities	6,906	7,583	6,156
Liabilities held for sale[8]	87	103	—
Total Current Liabilities	23,478	23,600	21,825

Long-term debt, net of current portion	10,491	10,559	8,815
Deferred tax liabilities	2,459	2,429	2,338
Other long-term liabilities	5,661	5,820	5,121
Total Liabilities	42,089	42,408	38,099

Equity attributable to the equity holders of the parent	54,603	54,378	49,223
Non-controlling interests	2,075	2,092	2,063
Total Equity	56,678	56,470	51,286
Total Liabilities and Shareholders’ Equity	98,767	98,878	89,385

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2025	Jun 30, 2025	Sept 30, 2024	Sept 30, 2025	Sept 30, 2024
Sales	15,657	15,926	15,196	46,381	47,727
Depreciation (B)	(736)	(697)	(646)	(2,089)	(1,923)
Impairment items[2] (B)	—	(194)	(36)	(194)	(36)
Exceptional items[3] (B)	(97)	1,162	(74)	1,065	(74)
Operating income (A)	544	1,932	663	3,301	2,781
Operating margin %	3.5%	12.1%	4.4%	7.1%	5.8%

Income from associates, joint ventures and other investments (C)	131	199	162	429	585
Impairments and exceptional items of associates, joint ventures and other investments	—	48	—	48	—
Net interest expense	(84)	(73)	(8)	(205)	(78)
Foreign exchange and other net financing gain/(loss)	(86)	8	(112)	37	(633)
Non-cash mark-to-market (loss) until acquisition of c.28.4% Vallourec shares	—	—	(91)	—	(83)
Income before taxes and non-controlling interests	505	2,114	614	3,610	2,572
Current tax expense	(166)	(139)	(164)	(486)	(664)
Deferred tax (expense)/benefit	60	(146)	(151)	(74)	(123)
Income tax expense (net)	(106)	(285)	(315)	(560)	(787)
Net income including non-controlling interests	399	1,829	299	3,050	1,785
Non-controlling interests loss	(22)	(36)	(12)	(75)	(56)
Net income attributable to equity holders of the parent	377	1,793	287	2,975	1,729

Basic earnings per common share ($)	0.50	2.35	0.37	3.90	2.18
Diluted earnings per common share ($)	0.49	2.34	0.37	3.88	2.17

Weighted average common shares outstanding (in millions)	761	762	778	763	794
Diluted weighted average common shares outstanding (in millions)	764	765	781	767	796

OTHER INFORMATION
EBITDA (A-B+C)	1,508	1,860	1,581	4,948	5,399
EBITDA Margin %	9.6%	11.7%	10.4%	10.7%	11.3%

Total Group iron ore production (Mt)	12.1	11.8	10.1	35.7	29.8
Crude steel production (Mt)	13.6	14.4	14.8	42.8	43.9
Steel shipments (Mt)	13.6	13.8	13.4	41.0	40.7

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2025	Jun 30, 2025	Sept 30, 2024	Sept 30, 2025	Sept 30, 2024
Operating activities:
Income attributable to equity holders of the parent	377	1,793	287	2,975	1,729
Adjustments to reconcile net result to net cash provided by operations:
Non-controlling interests income	22	36	12	75	56
Depreciation and impairments[2]	736	891	682	2,283	1,959
Exceptional items[3]	97	(1,162)	74	(1,065)	74
Income from associates, joint ventures and other investments	(131)	(199)	(162)	(429)	(585)
Impairments and exceptional items of associates, joint ventures and other investments	—	(48)	—	(48)	—
Deferred tax (benefit)/loss	(60)	146	151	74	123
Change in working capital	(417)	221	132	(1,908)	(1,503)
Other operating activities (net)	127	(262)	235	(144)	531
Net cash provided by operating activities (A)	751	1,416	1,411	1,813	2,384
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,237)	(886)	(1,051)	(3,090)	(3,272)
Other investing activities (net)	(274)	123	(814)	(213)	(597)
Net cash used in investing activities	(1,511)	(763)	(1,865)	(3,303)	(3,869)
Financing activities:
Net proceeds/(payments) relating to payable to banks and long-term debt	1,138	(358)	(109)	977	564
Dividends paid to ArcelorMittal shareholders	—	(210)	—	(210)	(200)
Dividends paid to minorities shareholders (C)	(52)	(16)	(85)	(98)	(169)
Share buyback	—	(168)	(277)	(262)	(1,167)
Lease payments and other financing activities (net)	(61)	(61)	(62)	(172)	(107)
Net cash provided/(used) by financing activities	1,025	(813)	(533)	235	(1,079)
Net increase/(decrease) in cash and cash equivalents	265	(160)	(987)	(1,255)	(2,564)
Cash and cash equivalents transferred to assets held for sale	17	(29)	—	(12)	—
Effect of exchange rate changes on cash	14	302	147	521	(124)
Change in cash and cash equivalents	296	113	(840)	(746)	(2,688)

Free cash flow (A+B+C)	(538)	514	275	(1,375)	(1,057)

Appendix 1: Capital expenditures1

(USD million)	3Q 25	2Q 25	3Q 24	9M 25	9M 24
North America	236	113	50	459	261
Brazil	195	139	213	514	627
Europe	412	294	374	1,035	1,092
Sustainable Solutions	61	77	75	191	315
Mining	264	208	268	707	765
Others	69	55	71	184	212
Total	1,237	886	1,051	3,090	3,272

Appendix 2: Debt repayment schedule as of September 30, 2025

(USD billion)	2025	2026	2027	2028	≥2029	Total
Bonds	0.9	1.1	1.2	0.6	5.0	8.8
Commercial paper	0.9	0.4	—	—	—	1.3
Other loans	0.7	0.4	0.8	0.6	2.3	4.8
Total gross debt	2.5	1.9	2.0	1.2	7.3	14.9
As of September 30, 2025, the average debt maturity is 7.0 years.
Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Sept 30, 2025	Jun 30, 2025	Dec 31, 2024
Gross debt	14,868	13,732	11,563
Less: Cash and cash equivalents	(5,733)	(5,443)	(6,484)
Less: Cash and cash equivalents held as part of the assets held for sale[8]	(12)	(29)	—
Net debt (including Cash and cash equivalents held as part of assets held for sale)	9,123	8,260	5,079
Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	3Q 25	2Q 25	3Q 24	9M 25	9M 24
Net income attributable to equity holders of the parent	377	1,793	287	2,975	1,729
Impairment items[2]	—	(194)	(36)	(194)	(36)
Exceptional items[3]	(97)	1,162	(74)	1,065	(74)
Impairments and exceptional items of associates, joint ventures, and other investments	—	48	—	48	—
Mark-to-market (loss)/gain on purchase of stake in Vallourec	—	—	(91)	—	(83)
Related tax impacts and one-off tax charges[3]	—	(228)	—	(228)	—
Adjusted net income attributable to equity holders of the parent	474	1,005	488	2,284	1,922

Weighted average common shares outstanding (in millions)	761	762	778	763	794
Adjusted basic EPS $/share	0.62	1.32	0.63	2.99	2.42
Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:
Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.
Adjusted net income: refers to reported net income(loss) less impairment items and exceptional items (including mark-to-market on purchase of Vallourec shares and related tax impacts and one-off tax charges).
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represent cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e. AM/NS Calvert until June 18, 2025 and AMNS India).
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
Depreciation: refers to amortization and depreciation.
EPS: refers to basic or diluted earnings per share.
EBITDA: defined as operating income (loss) plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e. negative free cash flow)
Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges.
Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any).
Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Kt: refers to thousand metric tonnes.
Liquidity: defined as cash and cash equivalents (included cash held as part of assets held for sale) plus available revolving credit facilities
LTIF: refers to lost time injury ("LTI") frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors; an LTI is an incident that causes an injury that prevents the person from returning to his/her next scheduled shift or work period.
Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures and decarbonization projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents (including cash and cash equivalents held as part of assets held for sale)
Net interest expense: includes interest expense less interest income.
Operating results: refers to operating income(loss).
Operating segments: North America segment includes the Flat, Long and Tubular operations of US, Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Ukraine and South Africa, the captive iron ore mines in Ukraine, holding companies and intragroup stock margin eliminations. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).
Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.Impairment charges of $194 million in 2Q 2025 related to announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia.
3.Exceptional charges in 3Q 2025 of $97 million relate to purchase price adjustments in connection with the acquisition of Nippon Steel’s 50% stake in AM/NS Calvert. Exceptional gains of $1,162 million in 2Q 2025 included a $1,742 million gain related to the acquisition of Nippon Steel’s 50% stake in ArcelorMittal Calvert (North America segment), partially offset by settlement of the dispute related to the purchase price of Votorantim's long business in Brazil ($0.4 billion). One-off tax charges for $0.2 billion in 2Q 2025 related to the reversal of a deferred tax asset and corresponding deferred tax expense, which was partly offset by the positive tax impact related to the Votorantim settlement (both of which were considered exceptional items for the calculation of adjusted net income for 2Q 2025).
4.See Appendix 4 for the reconciliation of adjusted net income and adjusted basic earnings per share.
5.September 2020 was the inception date of the ongoing share buyback programs. Under the new 10 million share buyback program launched in April 2025, the Company has repurchased 2 million shares (20%) up to 3Q 2025 of the tranche.
6.The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020; the estimate of potential additional contribution to EBITDA in 2025 is based on current conditions and for 2026 and beyond on normalized conditions. Other projects under development include the construction of a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility. The project is undergoing internal approvals, and ArcelorMittal Brasil is currently moving forward with detailed engineering (full feasibility study). As of September 30, 2025, last twelve months investable cash flow of $1.5 billion consisting of cash flow from operations of $4.3 billion less normative/maintenance capex of $2.7 billion. As of September 30, 2025, last twelve month capex of $4.2 billion included strategic capex of $1.2 billion and decarbonization capex of $0.3 billion.
7.Liquidity at the end of September 30, 2025, of $11.2 billion consisted of cash and cash equivalents of $5.7 billion (including cash and cash equivalents held as part of assets held for sale) and $5.5 billion of available credit lines. On April 30, 2025, the facility agent confirmed that all Revolving Credit Facility (RCF) lenders have agreed to our one-year extension request dated February 2, 2025. Consequently, the maturity of the ArcelorMittal $5.5 billion RCF is extended by one year to May 29, 2030.
8.Assets and liabilities held for sale are related to the announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia (Europe) and Tubular subsidiaries.
9.The acquisition of Votorantim’s long steel business in Brazil in 2018 significantly strengthened ArcelorMittal’s market position, adding approximately 2 million tonnes of annual production capacity, increasing market share, and unlocking cost efficiencies alongside substantial operational, logistics, and procurement synergies. As part of the original deal structure, Votorantim and ArcelorMittal retained certain put and call option rights. In March 2022, Votorantim exercised its put option, resulting in a valuation dispute that proceeded to arbitration in Brazil. Following hearings in October 2024, the parties reached a settlement in June 2025, under which ArcelorMittal Brasil will pay approximately $546 million over three years. Net of amounts previously provisioned, ArcelorMittal recorded a net amount of $0.4 billion in 2Q 2025 as an exceptional item. The first instalment of $0.2 billion was paid in 3Q 2025, with 3 further annual payments of $0.1 billion due.
10.In accordance with its capital return policy, the Company expects to pay a base annual dividend (to be progressively increased over time). In addition, a minimum of 50% of the amount of free cash flow (calculated as net cash provided by operating activities less purchases of property, plant and equipment and intangibles ("capital expenditures") less dividends paid to non-controlling shareholders) remaining after paying the base annual dividend is allocated to a share buyback program. Should the ratio of net debt to EBITDA be greater than 1.5x then the share buyback will not be made.

Third quarter 2025 earnings analyst conference call
ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended September 30, 2025 on: Thursday November 6, 2025, at 9.30am US Eastern time. 14.30pm London time and 15.30pm CET.
To access via the conference call and ask a question during the Q&A, please register in advance: https://register-conf.media-server.com/register/BIc18af480d4514c7297d7d27f6a699193
Alternatively, the webcast can be accessed at: https://edge.media-server.com/mmc/p/t56z24cw
A copy of the earnings call transcript will also be available on the website.
Forward-Looking Statements
This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
Non-GAAP/Alternative Performance Measures
This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF), adjusted net income and adjusted basic earnings per share which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cashflow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cashflow that is available for allocation at management’s discretion. The Company’s guidance as to free cash flow for 2025 and additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.
About ArcelorMittal
ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2024, ArcelorMittal had revenues of $62.4 billion and crude steel production of 57.9 million metric tonnes, while iron ore production reached 42.4 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/
Enquiries
ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com
ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419